UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2014

Commission File Number: 001-35976

Luxoft Holding, Inc

(Translation of registrant’s name into English)

Akara Building

24 De Castro Street Wickhams Cay 1

Road Town, Tortola

British Virgin Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXPLANATORY NOTE

Luxoft Holding, Inc 2014 Incentive Compensation Plan

On November 11, the Board of Directors of Luxoft Holding, Inc (“we” or the “Company”) adopted the Luxoft Holding, Inc 2014 Incentive Compensation Plan (the “2014 Plan”).  The 2014 Plan became effective on November 14, 2014, the earliest date on which the 2014 Plan was approved by the requisite vote of our shareholders, by written resolution.  A copy of the proposed shareholders’ resolution was attached as Exhibit 99.1 to the Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on November 14, 2014. The 2014 Plan is intended to promote our long-term success and increase stockholder value by attracting, motivating and retaining directors, employees and consultants. The text of the 2014 Plan was attached as Exhibit 99.2 to the Form 6-K furnished to the SEC on November 14, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOFT HOLDING, INC

Date: November 24, 2014	By:	/s/ Dmitry Loshchinin
Name: Dmitry Loshchinin
Title: Chief Executive Officer